UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ConvergeOne Holdings, Inc.

(Name of Subject Company)

PVKG Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

PVKG Intermediate Holdings Inc.

(Parent of Offeror)

CVC Capital Partners VII (A) L.P.

(Other Person)

CVC Capital Partners Investment Europe VII L.P.

(Other Person)

CVC Capital Partners VII Associates L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common stock, par value $0.0001 per share

(Title of Class of Securities)

212481105

(CUSIP Number of Class of Securities)

PVKG Merger Sub, Inc.

c/o CVC Advisors (U.S.) Inc.

Attention: Jennifer Gleeson

712 Fifth Avenue, 43rd Floor

New York, New York 10019

(212) 265-6222

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Oliver Brahmst, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$981,679,687.50	$118,979.58

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (1) 77,905,500 Shares issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of ConvergeOne Holdings, Inc. (“ConvergeOne”) multiplied by the offer price of $12.50 per Share, (2) 1,237,500 Shares (including 112,500 Shares issuable pursuant to rights included in the Units (as defined below)) subject to issuance to EarlyBird Capital, Inc. and its distributees pursuant to a unit purchase option for 1,125,000 units (the “Units”) multiplied by the offer price of $12.50 per Share minus the exercise price for such Units of $10.00, (3) 137,990 Shares subject to issuance pursuant to ConvergeOne’s 2018 Employee Stock Purchase Plan multiplied by the offer price of $12.50 per Share and (4) 1,917,310 Shares subject to issuance pursuant to ConvergeOne warrants to acquire Shares multiplied by the offer price of $12.50 per Share minus the exercise price for such warrants of $11.50 per Share. The foregoing figures have been provided by ConvergeOne and are as of November 5, 2018, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $118,979.58	Filing Party: PVKG Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: November 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on November 21, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) PVKG Merger Sub, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of PVKG Intermediate Holdings Inc., a Delaware corporation (“Parent”), (ii) Parent and (iii) CVC Capital Partners VII (A) L.P., a Jersey limited partnership (“CVC VII (A)”), CVC Capital Partners Investment Europe VII L.P., a Jersey limited partnership (“CVC Investment Europe VII”), and CVC Capital Partners VII Associates L.P., a Jersey limited partnership (“CVC VII Associates” and, together with CVC VII (A) and CVC Investment Europe VII, “CVC VII”). Each of CVC VII (A), CVC Investment Europe VII and CVC VII Associates is an indirect stockholder of Parent. The Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding Shares for a price of $12.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Agreement and Plan of Merger, dated as of November 6, 2018, by and among ConvergeOne, Parent and Offeror, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Schedule TO, including all schedules, exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Items to the extent specifically provided herein.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following information:

The initial 15-calendar-day waiting period under the HSR Act expired, effective December 5, 2018 at 11:59 pm, Eastern time. Accordingly, the condition to the Offer requiring that any applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the satisfaction or waiver of the remaining conditions set forth in the Offer to Purchase.

Item 11.

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 17 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following immediately after the final paragraph:

“Certain Litigation. On December 3, 2018, Mary Curtis, a purported shareholder of ConvergeOne, commenced an action in the U.S. District Court for the District of Delaware captioned Curtis v. ConvergeOne Holdings, Inc. et al, 1:18-cv-01911. The complaint names ConvergeOne, its directors, Parent and Offeror as defendants. The complaint alleges that the defendants violated federal securities laws by filing, or causing ConvergeOne to file, a Schedule 14D-9 Solicitation/Recommendation Statement in connection with the Offer that omits purportedly material information. The complaint seeks, among other things, (i) to enjoin the closing of the proposed Transactions, (ii) to rescind the Transactions if it does close, (iii) to require the filing of a corrected Schedule 14D-9 Solicitation/Recommendation Statement and (iv) an award of attorneys’ fees. Additional lawsuits arising out of or relating to the Offer and/or the Merger may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily disclose such additional filings.”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2018

PVKG MERGER SUB, INC.

By:	/s/ James Christopoulos
Name:	James Christopoulos
Title:	Secretary

PVKG INTERMEDIATE HOLDINGS INC.

By:	/s/ James Christopoulos
Name:	James Christopoulos
Title:	Secretary

CVC CAPITAL PARTNERS VII (A) L.P. By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

CVC CAPITAL PARTNERS INVESTMENT EUROPE VII L.P. By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

CVC CAPITAL PARTNERS VII ASSOCIATES L.P. By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director